

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2014

<u>Via E-mail</u>
Mr. Paul A. Cooper
Chief Executive Officer
GTJ REIT, Inc.
60 Hempstead Avenue
West Hempstead, N.Y. 11552

> **Re:** **GTJ REIT, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 24, 2014**
> **File No. 333-136110**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2. Properties, page 18</u>

1. In future Exchange Act periodic reports, please disclose the total square footage covered by expiring leases in the table on page 19 or advise.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities, page 21

Distributions, page 21

2.   In future Exchange Act periodic reports, please provide separate disclosure showing cash coverage and earnings coverage of distributions for the last fiscal year, as well as any stub period in a Form 10-Q. Highlight the relationship between total distributions paid, and cash flow from operations showing the source of any shortfall. In addition, show the relationship of the total distributions paid and earnings, net income or FFO. To the extent there is a shortfall in either cash flow from operations coverage or FFO full fiscal year or stub coverage, please specify the percentage coverage in a risk factor related to dividend coverage.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers, page 22

3.   Your Statement of Cash Flows indicates that the Company repurchased common stock in fiscal 2013 for $115,000. Please tell us if this represents the purchase of 28,760 shares from a former employee as described on page 22. In future Exchange Act periodic reports, please disclose the purchase price of shares purchased by the issuer.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

4.   On page 18 you state that substantially all of your leases are net or ground leases under which the tenant, in addition to its rental obligation, typically is responsible for expenses attributable to the operation of the property, such as real estate taxes and operating costs. In future Exchange Act periodic reports, please explain how management evaluates and monitors tenant credit quality.

Funds from Operations and Adjusted Funds from Operations, page 28

5.   In future Exchange Act periodic reports, please revise your disclosure to discuss Core FFO including why it is useful. Also in future filings, please expand your disclosure regarding AFFO to state why it is useful.

Item 13. Certain Relationships, Related Transactions, and Director Independence, page 63

6.   You state that Lighthouse Sixty, LP, of which Paul Cooper and Louis Sheinker are managing members of the general partner, has a lease expiring in 2020 for office and storage space at an initial base rent of approximately $234,000. Please tell us how you determined that the company should disclose only the initial base rent rather than the aggregate amount of lease payments based on Instruction 3(a) to Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kim McManus, Staff Attorney, at (202) 551-3215 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief